Mail Stop 3561

      	July 13, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Jack Ferguson
Treasurer and Interim Chief Financial Officer
PC Connection, Inc.
Rt. 101A 730 Milford Road
Merrimack, NH  03054

	Re:	Form 10-K for the Year Ended December 31, 2004
		Form 10-Q for the Quarterly Period Ended March 31, 2005
      File No. 000-23827

Dear Mr.Ferguson:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree with
a
comment, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.  Please be as detailed as
necessary in your explanation.    After reviewing your response,
we
may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2004

Controls and Procedures, page 36

1. We note your officers concluded that your disclosure controls
and
procedures were ". . . in the reasonable assurance level." We further noted your statement that "controls and procedures, no matter how well designed and operated, can provide only reasonable
assurance
of achieving their objectives . . ." Please tell us and revise future filings to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of
achieving
their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of
the end of the period covered by the report.   Reference is made
to
Item 307 of Regulation S-K.  See also Section II.F.4 of
Management`s
Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC. Release No. 33-8238.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

2. We note from your disclosure on page 8 that a confirmation of shipment from manufacturers and/or distribution companies is received prior to recording revenue. Please reconcile that disclosure with the last sentence of the first paragraph of your policy disclosure where you state that delivery is deemed to have occurred at the point in time when the product is received by the customer. Clarify whether revenue is recognized upon shipment of the product to the customer as indicated on page 8 or when delivered. Please show us what your disclosure will look like revised.

3. Please tell us if the agency sales transactions recorded on a net sales basis represent the drop shipments discussed on page 8. If so, please clarify this fact in your policy disclosure in future filings indicating how you record revenue for drop ship arrangements. Further, please address whether you receive payments in advance of shipments, when the title and significant risks and rewards of ownership pass to the buyer and the form of affirmative acceptance necessary for you to recognize revenues.

4. Please include a policy note in future filings discussing expenses classified within cost of sales specifically as it relates to your inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network. Where you currently exclude a portion of these costs from cost of sales:
* Disclose the amount and line item they are presented for each period presented, and
* Disclose in Management`s Discussion and Analysis, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.
5. We note that you receive reimbursements from some vendors based upon the volume of purchases or sales of the vendors` products. Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

Note 11. Income Taxes, page F-19

6. Please tell us and disclose in future filings the amount of the adjustment made to the accrual for tax contingencies for each period presented.


*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions regarding these comments, please direct them to Donna Di Silvio, Staff Accountant, at (202) 551-
3202,
or in her absence, to the undersigned at (202) 551-3841.

						Sincerely,



								Michael Moran
								Branch Chief

??

??

??

??

Mr. Jack Ferguson
PC Connection, Inc.
July 13, 2005
Page 1